Exhibit 10.1

EMPLOYMENT AGREEMENT

This Employment Agreement (this “Agreement”) is made and entered into by and between THE ONE GROUP HOSPITALITY, INC. a Delaware corporation (the “Company”), and EMANUEL HILARIO (the “Executive”), and effective as of October 30, 2017 (the “Effective Date”).

RECITALS

WHEREAS, the Company desires to employ the Executive as its President and Chief Executive Officer and the Executive desires to be so employed by the Company on the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants and agreements herein contained and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties agree as follows:

AGREEMENT

1.       Position and Duties. The Executive shall serve as the President and Chief Executive Officer of the Company (including its subsidiary The ONE Group LLC) and, in such capacity shall be responsible for the general management of the business, affairs and operations of the Company, shall perform such duties as are customarily performed by a president and chief executive officer of a company of a similar size and shall have such power and authority as shall reasonably be required to enable him to perform his duties hereunder; provided, however, that in exercising such power and authority and performing such duties, he shall at all times be subject to the authority, control and direction of the Board of Directors of the Company (the “Board”). The Executive shall report to the Board and shall devote substantially his full business time and attention to the business and affairs of the Company and its subsidiaries. The Executive shall perform his duties and responsibilities in a diligent, trustworthy, businesslike and efficient manner. The Executive shall not engage in any other business activities that could reasonably be expected to conflict with the Executive’s duties, responsibilities and obligations hereunder.

2.       Term. The employment hereunder shall be for a term of three (3) years commencing on the Effective Date and ending on the three (3) year anniversary thereof (the “Expiration Date”), unless terminated earlier pursuant to Section 4 of this Agreement (the “Term of Employment”). Thereafter, this Agreement shall automatically be renewed and the Term of Employment extended for additional consecutive terms of one (1) year (each a “Renewal Term”), unless such renewal is objected to by either the Company or the Executive upon ninety (90) days written notice prior to the commencement of the next Renewal Term. In the event of renewal, the last day of each Renewal Term shall be deemed the new Expiration Date.

3.       Compensation and Related Matters.

(a)       Base Salary. As compensation for services rendered hereunder, the Executive shall initially receive a salary of $450,000 annually (the “Base Salary”), which shall be paid in accordance with the Company’s then prevailing payroll practices. The Executive may receive increases (but not decreases) in his Base Salary as the Board, or the compensation committee of the Board, may approve in its sole discretion from time to time; provided that the Executive’s Base Salary will be reviewed for potential upward adjustment not less often than annually.

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(b)       Bonus. The Executive will be eligible to receive an annual, discretionary bonus (the “Bonus”) based in part upon achievement of individual and corporate performance objectives as determined by the Board. The Bonus shall be targeted at fifty percent (50%) of the Executive’s then-effective annual Base Salary. The Executive shall be eligible to receive a Bonus in excess of the targeted Bonus if Company performance exceeds 100% of the targeted goals, and a Bonus below the target amount may be payable if actual performance at least equals a minimum threshold, each as approved by the Board in consultation with the Executive at the time the annual performance goals are established. Notwithstanding the foregoing, whether the Executive receives a Bonus and the amount of any such Bonus, will be determined by the Board in its sole and absolute discretion, except that any portion of the Bonus that Board determines to be based on the targeted goals will be considered non-discretionary and payable based on achievement of such goals. The Bonus will be deemed earned provided that the Executive is employed as of December 31st of the calendar year to which such Bonus relates and is not in material breach of this Agreement as of the payment date. The Bonus, if any, will be paid no later than April 30 of the year following the year to which the performance objectives relate.

(c)       Stock Options. On the Effective Date, the Executive shall be granted, under the 2013 Employee, Director and Consultant Equity Incentive Plan (the “Stock Incentive Plan”), options (the “Options”) to purchase 300,000 shares of the Company’s common stock at an exercise price equal to the Closing Price. The Options shall be subject to and governed by the terms of the Stock Incentive Plan and a stock option agreement. The Options shall vest ratably over the first three (3) anniversaries of the grant date subject to Executive’s continuous employment through each vesting date.

(d)       Restricted Stock Units. On the Effective Date, the Executive shall be granted 300,000 Restricted Stock Units (“RSUs”) pursuant to the Stock Incentive Plan. The RSUs shall be subject to and governed by the terms of the Stock Incentive Plan and a restricted stock unit award agreement. The RSUs shall vest ratably over the first three (3) anniversaries of the grant date subject to Executive’s continuous employment through each vesting date, provided, however, that the RSUs may vest earlier as follows (i) 100,000 RSUs shall vest on the date that the Average Closing Price is fifty percent (50%) more than the Closing Price; (ii) 100,000 shall vest on the date that the Average Closing Price is seventy-five percent (75%) more than the Closing Price; and (iii) 100,000 RSUs shall vest on the date that the Average Closing Price is one-hundred percent (100%) more than the Closing Price. As used herein, “Closing Price” is the closing price of the Company’s common stock on the date of grant. “Average Closing Price” is the average closing price of the Common’s common stock as measured over ten (10) consecutive trading days.

(e)       Signing Grant. On the Effective Date, the Executive shall be granted, pursuant to the Stock Incentive Plan, 71,000 shares of the Company’s common stock.

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(f)       Travel and Housing Allowance. Executive acknowledges and agrees that the Company’s headquarters are located in New York, New York, and that he will be required to travel to the Company’s offices in New York as necessary for the performance of his duties to the Company. So long as Executive’s primary residence is in Denver, Colorado, the Company will reimburse the Executive for his reasonable out-of pocket expenses, accommodation in New York, and for round-trip coach tickets for his travel to New York.

(g)       Other Benefits. The Executive shall be entitled to participate in all incentive, savings and retirement plans, all welfare benefit plans and all other perquisites of employment on the same terms and conditions generally available to other executives of the Company having comparable rank, authority and seniority to the Executive. The Executive understands that, except when prohibited by applicable law or with respect to Section 5(e), the Company’s benefit plans and fringe benefits may be cancelled, changes, modified, replaced, terminated, or amended by the Company from time to time in its sole discretion so long as such revisions do not have a disproportionately negative impact on the Executive vis-à-vis other Company employees, to the extent applicable.

(h)       Vacation; Holiday Pay and Sick Leave. The Executive shall be entitled to four (4) weeks’ paid vacation in each calendar year, which if not taken, may not be carried over from one calendar year to the next. Executive shall receive holiday pay and paid sick leave as provided to other executive employees of the Company. Upon cessation of Executive’s employment for any reason, Executive shall receive pay for all accrued and unused vacation, calculated at his Base Salary rate in effect at the time of the cessation of his employment, provided that the amount of vacation that Executive shall be entitled to accrue during the Term shall be in accordance with Company policy.

(i)       Withholding. All amounts payable to the Executive under this Section 3 shall be subject to all required federal, state and local withholding, payroll and insurance taxes.

4.       Termination. The Executive’s employment may be terminated and this Agreement terminated pursuant to this Section 4. Upon termination of Executive’s employment for any reason (whether voluntarily or involuntarily), Executive shall be deemed to have resigned from all offices and directorships, if any, and then held with the Company or any of its affiliates, and, at the Company’s request, Executive shall execute such documents as are necessary or desirable to effectuate such resignations.

(a)       Death. The Executive’s employment hereunder shall terminate upon his death.

(b)       Disability. The Company may terminate the Executive’s employment upon written notice if the Executive becomes subject to a Disability. For purposes of this Agreement, “Disability” shall mean the absence of the Executive from the Executive’s duties with the Company on a full-time basis for 180 consecutive business days as a result of incapacity due to mental or physical illness, which is determined to be total and permanent by a physician selected by the Company or its insurers and reasonably acceptable to the Executive or the Executive’s legal representative. Executive hereby consents to such examination and consultation regarding his health and ability to perform as aforesaid.

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(c)       Termination by Company for Cause. The Company may terminate the Executive’s employment for Cause upon written notice. For purposes of this Agreement, “Cause” shall mean (i) failure by Executive to substantially perform material duties hereunder, after written notice requesting such performance; (ii) Executive's material violation of a material Company policy that results in significant and demonstrable damage to the Company's business or reputation, which, to the extent such failure is curable, Executive does not cure within a period of thirty (30) days (the “Cause Cure Period”) after written notice of such failure is provided to Executive by the Company; or (iii) Executive's conviction of or plea of guilty to any felony.

(d)       Termination by the Company Without Cause. The Company may terminate the Executive’s employment at any time without Cause upon thirty (30) days prior written notice. During the 30-day notice period, the Executive shall remain an active employee of the Company and will be expected to continue to perform his duties in a satisfactory manner, and in compliance with all of the Company’s policies and procedures. However, the Company may, at its sole discretion, both place the Executive on paid leave and suspend all of his duties and powers for all or part of the applicable notice period.

(e)       Termination by the Executive without Good Reason. The Executive may terminate his employment at any time without Good Reason, upon 30 days prior written notice. During the 30-day notice period, the Executive shall remain an active Company employee and will be expected to continue to perform his duties in a satisfactory manner, and in compliance with all of the Company’s policies and procedures. However, the Company may, at its sole discretion, either place the Executive on paid leave or suspend all of his duties and powers for all or part of the applicable notice period.

(f)       Termination by the Executive for Good Reason. The Executive may terminate his employment for Good Reason. For purposes of this Agreement, “Good Reason” is defined as, without his consent, (i) at any time following a Change of Control (as defined below) the relocation of Executive’s principal place of employment to a location more than 50 miles from his current location in Denver, Colorado, (ii) a material reduction in his Base Salary or target bonus, (iii) the Company’s material breach of this Agreement, or (iv) a material diminution in Executive’s title and/or duties, responsibilities or authority. No resignation shall be deemed a resignation for Good Reason unless the Executive shall have first provided the Company with written notice of the conditions constituting Good Reason and the Company shall have failed to cure such conditions within thirty (30) days following its receipt of the notice (the “Good Reason Cure Period”).

(g)       Expiration of the Term. Executive’s employment will terminate automatically upon the Expiration Date if either party has elected not to renew the Term of Employment.

(h)       Termination Date. The “Termination Date” means: (i) if the Executive’s employment is terminated by his death under Section 4(a), the date of his death; (ii) if the Executive’s employment is terminated on account of his Disability, as finally determined under Section 4(b), the date set forth in the Company’s written termination notice to the Executive; (iii) if the Company terminates the Executive’s employment for Cause under Section 4(c), the date on which the Company provides the Executive a written termination notice, unless the circumstances giving rise to the termination are subject to the Cause Cure Period, in which case the date on which the Company provides the Executive a written termination notice following the end of the Cause Cure Period; (iv) if the Company terminates the Executive’s employment without Cause under Section 4(d), 30 days after the date on which the Company provides the Executive a written termination notice; (v) if the Executive resigns his employment without Good Reason under Section 4(e), 30 days after the date on which the Executive provides the Company a written termination notice; (vi) if the Executive resigns his employment with Good Reason under Section 4(f), the date on which the Executive provides the Company a written termination notice following the end of the Good Reason Cure Period; and (vii) if this Agreement expires under Section 2, the Expiration Date.

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5.       Compensation upon Termination.

(a)       Termination by the Company for Cause or by the Executive without Good Reason. If the Executive’s employment with the Company is terminated pursuant to Sections 4(c) or (e), or as a result of the non-renewal of the Term of Employment, the Company shall pay or provide to the Executive the following amounts through the Termination Date: (i) any and all earned and unpaid portion of his then-effective Base Salary (on or before the first regular payroll date following the Termination Date in accordance with applicable law); (ii) any and all unreimbursed business expenses (in accordance with the Company’s reimbursement policy); (iii) any and all accrued and unused vacation time through the Termination Date (on or before the first regular payroll date following the Termination Date in accordance with applicable law); (iv) any unpaid portion of the Bonus from a prior year, payable when other senior executives receive their annual bonuses for such year, and in no event later than March 15 of the year following the year for which the Bonus was earned; and (v) any other benefits the Executive is entitled to receive as of the Termination Date under the employee benefit plans of the Company, less standard withholdings (collectively the “Accrued Obligations”) on or before the time required by law but in no event more than 30 days after the Executive’s Termination Date.

(b)       Termination by the Company Without Cause, by the Executive with Good Reason. If the Executive’s employment is terminated by the Company without Cause as provided in Section 4(d) or the Executive terminates his employment for Good Reason as provided in Section 4(f), then the Executive shall receive the Accrued Obligations. In addition, the Executive shall be entitled to receive from the Company the following, subject to Section 6:

(i)	severance payments of the monthly pro-rata portion of the then-effective Base Salary for eighteen (18) months, paid in equal installments according to the Company’s regular payroll schedule over the eighteen (18) months following the Termination Date;

(ii)	a monthly amount equal to one-twelfth (1/12) of the target Bonus, paid according to the Company’s regular payroll schedule over eighteen (18) months following the Termination Date;

(iii)	any equity awards that vest over time and are unvested as of the Termination Date shall be accelerated such that the portion of the equity awards that would have vested in the eighteen (18) months following the Termination Date will vest as of the Termination Date; and

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(iv)	an amount equal to the “COBRA” premium for as long as the Executive and, if applicable, the Executive’s dependents are eligible for COBRA, subject to a maximum of eighteen (18) months.

(c)       Severance. The payments described in Sections 5(b)(i) and (ii) above shall hereinafter be referred to as the “Severance”.

(d)       Termination Upon Death, Disability. If the Executive’s employment is terminated pursuant to Sections 4 (a) or (b), the Executive (or the Executive’s estate, or other designated beneficiary(s) as shown in the records of the Company in the case of death) shall be entitled to receive from the Company payment for the Accrued Obligations at the times specified in Section 5(a) above.

(e)       Severance upon a Change of Control. Anything contained herein to the contrary notwithstanding, in the event the Executive’s employment hereunder is terminated without Cause pursuant to Section 4(d) or by the Executive for Good Reason pursuant to Section 4(f) within two (2) years following a Change of Control by the Company, then Executive shall be entitled to receive the Severance in a lump sum. As used in this Agreement, “Change of Control” means (i) any “Person” (as such term is used in Sections 13(d) and 14(d) of the Securities Exchange Act of 1934 (the “Exchange Act”)) becomes the “Beneficial Owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities of the Company representing 50% or more of the total voting power represented by the Company’s then outstanding voting securities (excluding for this purpose any such voting securities held by the Company or its affiliates or by any employee benefit plan of the Company) pursuant to a transaction or a series of related transactions which the Board does not approve, or (ii) (A) a merger or consolidation of the Company whether or not approved by the Board, other than a merger or consolidation which would result in the voting securities of the Company outstanding immediately prior thereto continuing to represent (either by remaining outstanding or by being converted into voting securities of the surviving entity or the parent of such corporation) more than 50% of the total voting power represented by the voting securities of the Company or such surviving entity or parent of such corporation, as the case may be, outstanding immediately after such merger or consolidation; or (B) the sale or disposition by the Company of all or substantially all of the Company’s assets in a transaction requiring stockholder approval.

(f)       No Duty of Mitigation. The Executive shall not be required to mitigate the amount of any payment provided for in this Section 5 by seeking other employment or otherwise, nor shall the amount of any payment provided for in this Section 5 be reduced by any compensation earned by the Executive as the result of employment by another employer or business or by profits earned by the Executive from any other source at any time before and after the Termination Date.

6.       Release; Payment. The Executive’s entitlement to Severance and benefits set forth in Section 5(b) and Section 5(e) is conditioned on (A) the Executive’s executing and delivering to the Company of a mutual release of claims substantially in the form attached hereto as Exhibit A within forty-five (45) days following the Termination Date, and on such release becoming effective, (B) the Executive’s return of all Company property, data and documents to the Company as of the Termination Date, and (C) the Executive’s compliance with the restrictive covenants set forth in Sections 8 and 9; provided, that if such forty-five (45) day period begins in one taxable year and ends in the following taxable year, the Severance shall commence in the second taxable year (and any payments that would have been made in the first taxable year shall be paid in a lump sum at the time payments commence pursuant to Section 5(b) or 5(e), as the case may be).

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7.       Section 409A Compliance.

(a)       All in-kind benefits provided and expenses eligible for reimbursement under this Agreement shall be provided by the Company or incurred by the Executive during the time periods set forth in this Agreement. All reimbursements shall be paid as soon as administratively practicable, but in no event shall any reimbursement be paid after the last day of the taxable year following the taxable year in which the expense was incurred. The amount of in-kind benefits provided or reimbursable expenses incurred in one taxable year shall not affect the in-kind benefits to be provided or the expenses eligible for reimbursement in any other taxable year. Such right to reimbursement or in-kind benefits is not subject to liquidation or exchange for another benefit.

(b)        To the extent that any of the payments or benefits provided for in Section 5 are deemed to constitute non-qualified deferred compensation benefits subject to Section 409A of the Internal Revenue Code of 1986, as amended (the “Code”), the following interpretations apply to Section 5: Any termination of the Executive’s employment triggering payment of benefits under Section 5 must constitute a “separation from service” under Section 409A(a)(2)(A)(i) of the Code and Treas. Reg. §1.409A-1(h) before distribution of such benefits can commence. To the extent that the termination of the Executive’s employment does not constitute a separation of service under Section 409A(a)(2)(A)(i) of the Code and Treas. Reg. §1.409A-1(h) (as the result of further services that are reasonably anticipated to be provided by the Executive to the Company, or any of its parents, subsidiaries or affiliates, at the time the Executive’s employment terminates), any benefits payable under Section 5 that constitute deferred compensation under Section 409A of the Code shall be delayed until after the date of a subsequent event constituting a separation of service under Section 409A(a)(2)(A)(i) of the Code and Treas. Reg. §1.409A-1(h). For purposes of clarification, this Section 7(b) shall not cause any forfeiture of benefits on the Executive’s part, but shall only act as a delay until such time as a “separation from service” occurs. Further, if the Executive is a “specified employee” (as that term is used in Section 409A of the Code and regulations and other guidance issued thereunder) on the date his separation from service becomes effective, any benefits payable under Section 5 that constitute non-qualified deferred compensation under Section 409A of the Code shall be delayed until the earlier of (A) the business day following the six-month anniversary of the date his separation from service becomes effective, and (B) the date of the Executive’s death, but only to the extent necessary to avoid such penalties under Section 409A of the Code. On the earlier of (A) the business day following the six-month anniversary of the date his separation from service becomes effective, and (B) the Executive’s death, the Company shall pay the Executive in a lump sum the aggregate value of the non-qualified deferred compensation that the Company otherwise would have paid the Executive prior to that date under Section 5(b) of this Agreement. It is intended that each installment of the payments and benefits provided under Section 5(b) of this Agreement shall be treated as a separate “payment” for purposes of Section 409A of the Code. Neither the Company nor the Executive shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A of the Code.

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8.       Confidential Information, Noncompetition and Cooperation.

(a)       Confidential Information. As used in this Agreement, “Confidential Information” means information belonging to the Company, its parents, subsidiaries or controlled affiliates (each, an “Interested Party”), which is of value to the Interested Party in the course of conducting its business, the disclosure of which could result in a competitive or other disadvantage to the Interested Party. Confidential Information includes, without limitation, financial information, reports, and forecasts; inventions, improvements and other intellectual property; trade secrets; know-how; drawings, specifications, algorithms, designs, processes or formulae; software; firmware; market or sales information or plans; supplier lists (including their contact information, costs and pricing); customer lists (including past, current and potential customers, their contact information, preferences and purchase history); costs and pricing information and strategies; and business plans, prospects and opportunities (such as possible acquisitions or dispositions of businesses or facilities) which have been discussed or considered by an Interested Party. Confidential Information includes information developed by the Executive in the course of the Executive’s employment with the Company, as well as other information to which the Executive may have access in connection with his employment. Confidential Information also includes the confidential information of others disclosed to Executive and with which an Interested Party has a business relationship. Notwithstanding the foregoing, Confidential Information does not include information in the public domain, unless due to breach of the Executive’s duties under Section 8(b).

(b)       Confidentiality. At all times, both during the Executive’s employment with the Company and after its termination, the Executive will keep in confidence and trust all such Confidential Information, and will not use or disclose for his own benefit or the benefit of any other Person any such Confidential Information without the written consent of the Company, except as the disclosure of such Confidential Information is required by law, in which case the Executive shall give notice to and the opportunity to the Company to comment on the form of the disclosure and only the portion of Confidential Information that is required to be disclosed by law shall be disclosed.

(c)       Documents, Records, etc. All documents, records, data, apparatus, equipment and other physical property, whether or not pertaining to Confidential Information, which are furnished to the Executive by an Interested Party or are produced by the Executive in connection with the Executive’s employment with the Company will be and remain the sole property of the respective Interested Party. The Executive will return to the Interested Party all such materials and property as and when requested by the Interested Party. In any event, the Executive will return all such materials and property immediately upon termination of the Executive’s employment for any reason. The Executive will not retain any such material or property or any copies thereof after the termination of his employment.

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(d)       No Competition. From the Effective Date through the eighteen (18) month anniversary of the Termination Date, regardless of the reason for the termination (the “Restricted Period”), the Executive will not, directly or indirectly, whether as owner, partner, shareholder, consultant, agent, employee, co-venturer, member, manager, franchisor, franchisee, independent contractor or otherwise, engage in, prepare to engage in, assist in, invest in, own, operate, lease, manage, license, franchise, promote, consult with, participate with, or enter into any agreement regarding any Competing Business in any Geographic Area (as defined below) in which the Company, or an Interested Party incorporating the know-how of the Company Business, distributes its products or provides its services or plans to distribute its products or provide its services. Notwithstanding the foregoing, the Executive may own up to 5% of the outstanding stock of a publicly held corporation which constitutes or is affiliated with a Competing Business.

(e)       No Solicitation. During the Restricted Period, the Executive shall not, directly or indirectly, take any of the following actions, and, to the extent the Executive owns, manages, operates, controls, is employed by or participates in the ownership, management, operation or control of, or is connected in any manner with, any business, the Executive shall use his best efforts to ensure that such business does not take any of the following actions:

(i)	persuade or attempt to persuade any Customer, Prospective Customer or Supplier to cease doing business with an Interested Party, or to reduce the amount of business it does with an Interested Party;

(ii)	persuade or attempt to persuade any Service Provider to cease providing services to an Interested Party; or

(iii)	solicit for hire or hire for himself or for any third party any Service Provider unless such person’s employment was terminated by the Company or any of its affiliates or such person responded to a “blind advertisement”.

(f)       The following definitions are applicable to this Section 8.

(i)	“Company Business” means: (A) any steak concept restaurant, other than the Rivershore Bar and Grille in Oregon City, Oregon, with an average check in excess of $75; (B) any other restaurant or food or beverage operation that has a theme, menu or cuisine substantially similar to any current or planned (at the time of termination of the Executive’s employment with the Company, based on substantive and repeated executive-level discussions) restaurant or food or beverage operation operated by the Company; or (C) food and beverage operations in a hotel. For the sake of clarity, a steak concept restaurant with an average check less than $75 is not, and shall not be deemed to be, Company Business, unless such steak concept restaurant is otherwise included within the meaning of Section 8(f)(i)(B).

(ii)	“Competing Business” means any Person that engages in the Company Business.

(iii)	“Customer” means any Person that purchased goods or services from an Interested Party at any time within twelve (12) months prior to the date of the solicitation prohibited by Section 8(e)(i).

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(iv)	“Geographic Area” shall mean a twenty (20) mile radius of: (A) any existing Company owned or operated restaurant or hospitality venue; or (B) any prospective location in which the Company is considering engaging in Company Business. For the sake of clarity, such prospective locations shall consist of any location considered in substantive and repeated executive-level discussions.

(v)	“Person” means an individual, a sole proprietorship, a corporation, a limited liability company, a partnership, an association, a trust, or other business entity, whether or not incorporated.

(vi)	“Prospective Customer” means any Person with whom an Interested Party met or to whom an Interested Party presented for the purpose of soliciting the Person to become a Customer of an Interested Party within six (6) months prior to the date of the solicitation prohibited by Section 8(e)(i).

(vii)	“Service Provider” means any Person who is an employee or independent contractor of an Interested Party or who was within six (6) months preceding the solicitation prohibited by Section 8(e)(ii) or (iii) an employee or independent contractor of an Interested Party.

(viii)	“Supplier” means any Person that sold goods or services to an Interested Party at any time within twelve (12) months prior to the date of the solicitation prohibited by Section 8(e)(i).

(g)       Reasonableness of Restrictions. The Executive recognizes and acknowledges that: (i) the types of employment which are prohibited by this Section 8 are narrow and reasonable in relation to the skills which represent the Executive’s principal salable asset both to Company and to other prospective employers; and (ii) the specific but broad temporal and geographical scope of this Section 8 is reasonable, legitimate, and fair to the Executive in light of the Company’s need to market its services and sell its services in a large geographic area in order to maintain a sufficient customer base and the limited restrictions on the type of employment prohibited herein compared to the types of employment for which the Executive is qualified to earn his livelihood.

(h)       Effect of Breach. In the event that the Executive breaches any of the terms described in Section 8(d) and (e) above, the Executive acknowledges and agrees that the Restricted Period shall be tolled and shall not run during the time that the Executive is in breach of such obligations; provided that, the Restricted Period shall begin to run again once the Executive has ceased breaching the terms of Section 8(d) and/or (e) (as applicable) and is otherwise in compliance with his obligations described therein.

9.       Intellectual Property.

(a)       All creations, inventions, ideas, designs, copyrightable materials, trademarks, and other technology and rights (and any related improvements or modifications), whether or not subject to patent or copyright protection (collectively, “Creations”), relating to any activities of the Company which are conceived by the Executive or developed by the Executive in the course of his employment with the Company, whether conceived alone or with others and whether or not conceived or developed during regular business hours, and if based on Confidential Information, after the termination of the Executive’s employment, shall be the sole property of the Company and, to the maximum extent permitted by applicable law, shall be deemed “works made for hire” as that term is used in the United States Copyright Act.

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(b)       To the extent, if any, that the Executive retains any right, title or interest with respect to any Creations delivered to the Company or related to his employment with the Company, the Executive hereby grants to the Company an irrevocable, paid-up, transferable, sub-licensable, worldwide right and license: (i) to modify all or any portion of such Creations, including, without limitation, the making of additions to or deletions from such Creations, regardless of the medium (now or hereafter known) into which such Creations may be modified and regardless of the effect of such modifications on the integrity of such Creations; and (ii) to identify the Executive, or not to identify him, as one or more authors of or contributors to such Creations or any portion thereof, whether or not such Creations or any portion thereof have been modified. The Executive further waives any “moral” rights, or other rights with respect to attribution of authorship or integrity of such Creations that he may have under any applicable law, whether under copyright, trademark, unfair competition, defamation, right of privacy, contract, tort or other legal theory.

(c)       The Executive will promptly inform the Company of any Creations. The Executive will also allow the Company to inspect any Creations he conceives or develops within one year after the termination of his employment for any reason to determine if they are based on Confidential Information. The Executive shall (whether during his employment or after the termination of his employment) execute such written instruments and do other such acts as may be necessary in the opinion of the Company or its counsel to secure the Company’s rights in the Creations, including obtaining a patent, registering a copyright, or otherwise (and the Executive hereby irrevocably appoints the Company and any of its officers as his attorney in fact to undertake such acts in my name). The Executive’s obligation to execute written instruments and otherwise assist the Company in securing its rights in the Creations will continue after the termination of his employment for any reason. The Company shall reimburse the Executive for any out-of-pocket expenses he incurs in connection with his compliance with this Section 9(c).

10.       Specific Acknowledgements Regarding Sections 8 and 9.

(a)       Survival. The Executive’s acknowledgments and agreements set forth in Sections 8 and 9 shall survive the termination of the Executive’s employment with Company for any reason.

(b)       Severability. The parties intend Sections 8 and 9 of this Agreement to be enforced as written. However, if any portion or provision of such sections shall to any extent be declared illegal or unenforceable by a duly authorized court having jurisdiction, then the remainder of such sections, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each remaining portion and provision of such sections shall be valid and enforceable to the fullest extent permitted by law.

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(c)       Modification And Blue Pencil. The parties agree and intend that the covenants contained in Sections 8 and 9 of this Agreement shall be deemed to be a series of separate covenants and agreements, and if any provision of such sections shall be adjudicated to be invalid or unenforceable, such provision, without any action on the part of the parties hereto, shall be deemed amended to delete (i.e., “blue pencil”) or modify the portion adjudicated to be invalid or unenforceable, to the extent necessary to cause the provision as amended to be valid and enforceable.

(d)       Irreparable Harm. The Executive expressly acknowledges that any breach or threatened breach of any of the terms and/or conditions of Sections 8 or 9 of this Agreement will result in substantial, continuing and irreparable injury to the Company. Therefore, the Executive hereby agrees that, in addition to any other remedy that may be available to the Company, the Company shall be entitled to injunctive or other equitable relief by a court of appropriate jurisdiction in the event of any breach or threatened breach of the terms of Section 8 or 9, without having to post bond.

(e)       Covenants Enforceable Upon Material Job Change. The Executive acknowledges and agrees that if he should transfer between or among any affiliates or subsidiaries of the Company, wherever situated, or be promoted, demoted, reassigned to functions other than his present functions, or have his job duties changed, altered or modified in any way, all terms of Section 8 and Section 9 of this Agreement shall continue to apply with full force and effect. For sake of clarity, nothing contained in this Section 10(e) shall vitiate or impact Executive’s right of termination for Good Reason.

(f)       Impact of Breach on Severance. The Executive hereby expressly acknowledges and agrees that if he breaches any of the terms and/or conditions set forth in Section 8 and/or Section 9 of this Agreement following a termination of his employment either by the Company without Cause or by the Executive for Good Reason, then, in addition to the injunctive relief described in Section 10(d) above, (i) the Company shall cease providing the Executive with any further Severance as of the date of such breach, (ii) the Company shall not be obligated to provide the Executive with, and the Executive shall not be eligible or otherwise entitled to receive, any further Severance, and (iii) the Company’s obligation to provide the Executive with the Severance shall be null and void, and of no further force or effect.

11.       Disputes; Governing Law.

(a)       Except as set forth in 11(b), any controversy or claim arising out of or relating to this Agreement, a breach of this Agreement or otherwise arising out of the Executive’s employment or the termination of his employment (including, without limitation, any claims of unlawful employment discrimination whether based on age or otherwise) shall, to the fullest extent permitted by law, be settled exclusively by arbitration before a single arbitrator appointed by the American Arbitration Association (“AAA”) in New York, New York (applying New York law) under the National Rules for the Resolution of Employment Disputes of the AAA, as may be amended from time to time. Pursuant to applicable law, the Company and Executive will share the AAA administrative fees, the arbitrator’s fee and expenses. All Claims and defenses which could be raised before a court must be raised in arbitration and the arbitrator shall apply the law accordingly. The arbitrator shall issue a written decision setting forth the essential findings and conclusions in sufficient detail to permit judicial review to the extent permitted by law. The decision or award of the arbitrator shall be final and binding upon the parties. Any arbitral award may be entered as a judgment or order in any court of competent jurisdiction. Any relief or recovery based on any claims arising out of your employment, cessation of employment, including but not limited to, any claim of unlawful harassment or discrimination, shall be limited to that awarded by the arbitrator.

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(b)       Notwithstanding the foregoing, the Executive agrees that it would be difficult to measure any damages caused to the Company which might result from any breach by the Executive of the promises set forth in Sections 8 or 9 of this Agreement, and that in any event, money damages would be an inadequate remedy for any such breach. Accordingly, if the Executive breaches, or proposes to breach, Section 8 or 9 of this Agreement, the Company shall be entitled, in addition to all other remedies that it may have, to a temporary and preliminary injunction or other appropriate equitable relief to restrain any such breach without showing or proving any actual damage to the Company from any court having competent jurisdiction over the Executive, provided that any other relief shall be pursued through an arbitration proceeding pursuant to Section 11(a).

(c)       To the extent that any court action is permitted consistent with or to enforce this Section 11, the parties hereby consent to the jurisdiction of the United States District Court for the Southern District of New York, or if that court is unable to exercise jurisdiction for any reason, the Supreme Court of New York, New York County. Accordingly, with respect to any such court action, the Executive: (i) submits to the personal jurisdiction of these courts; (ii) consents to service of process under the notice provisions set forth in Section 17; (iii) waives any other requirement (whether imposed by statute, rule of court, or otherwise) with respect to personal jurisdiction or service of process; and (iv) waives any objection to jurisdiction based on improper venue or improper jurisdiction.

(d)       BOTH THE COMPANY AND THE EXECUTIVE HEREBY WAIVE ANY RIGHT TO A TRIAL BY JURY IN ANY CONTROVERSY OR CLAIM ARISING OUT OF OR RELATED TO THIS AGREEMENT TO THE MAXIMUM EXTENT PERMITTED BY APPLICABLE FEDERAL OR STATE LAW.

(e)       The prevailing party shall be entitled to reasonable attorneys’ fees and costs in connection with any action filed under Section 11(a), (b) or both.

(f)       This Agreement shall be governed by and construed in accordance with the laws of the State of New York without giving effect to the conflict of laws principles of New York or any other state.

12.       Integration. This Agreement constitutes the entire agreement between the parties with respect to the subject matter hereof and supersedes all prior agreements between the parties concerning its subject matter.

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13.       Assignment. This Agreement shall be binding upon the Company and any successors and assigns of the Company, including any corporation with which, or into which, the Company may be merged or which may succeed to the Company’s assets or business. In the event that the Company sells or transfers all or substantially all of the assets of the Company, or in the event of any merger or consolidation of the Company, the Company shall use reasonable efforts to cause such assignee, transferee, or successor to assume the liabilities, obligations and duties of the Company hereunder. Notwithstanding the foregoing, if for any reason an assignee, transferee, or successor does not assume the full extent of the Company’s liabilities, obligations and duties of the Company hereunder, such event or nonoccurence shall trigger a termination without Cause under this Agreement. Neither this Agreement nor any right or obligation hereunder may be assigned by the Executive; provided, however, that this provision shall not preclude the Executive from designating one or more beneficiaries to receive any amount that may be payable after his death and shall not preclude his executor or administrator from assigning any right hereunder to the person or persons entitled hereto.

14.       Enforceability. If any portion or provision of this Agreement (including, without limitation, any portion or provision of any section of this Agreement) shall to any extent be declared illegal or unenforceable by a court of competent jurisdiction, then the remainder of this Agreement, or the application of such portion or provision in circumstances other than those as to which it is so declared illegal or unenforceable, shall not be affected thereby, and each portion and provision of this Agreement shall be valid and enforceable to the fullest extent permitted by law. Moreover, if any one or more of the provisions contained in this Agreement is held to be excessively broad as to duration, scope or activity, that provision shall be construed by limiting and reducing it so as to be enforceable to the maximum extent compatible with applicable New York law.

15.       Survival. The provisions of this Agreement shall survive the termination of this Agreement and/or the termination of the Executive’s employment to the extent necessary to effectuate the terms contained in this Agreement, including without limitation, the terms of Sections 5, 6, 7, 8, 9, 10 and 11.

16.       Waiver. No waiver of any provision hereof shall be effective unless made in writing and signed by the waiving party. The failure of any party to require the performance of any term or obligation of this Agreement, or the waiver by any party of any breach of this Agreement, shall not prevent any subsequent enforcement of such term or obligation or be deemed a waiver of any subsequent breach.

17.       Notices. Any notices, requests, demands and other communications provided for by this Agreement shall be sufficient if in writing and delivered in person or sent by a nationally recognized overnight courier service or by registered or certified mail, postage prepaid, return receipt requested, to the Executive at the last address the Executive has filed in writing with the Company, or, in the case of the Company, to 413 West 14th Street, New York, NY 10014 Attention: General Counsel, Fax No. (212) 255-9715, with a copy to Kenneth Koch, Esq., Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., 666 Third Avenue, New York, NY 10017, Fax No. (212) 983-3115.

18.       Amendment. This Agreement may be amended or modified only by a written instrument signed by the Executive and by a duly authorized representative of the Company.

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19.       Nondisparagement. The Executive agrees to refrain from (i) making, directly or indirectly, any derogatory comments concerning the Company or its Subsidiaries or any current or former officers, directors, employees or shareholders thereof or (ii) taking any other action with respect to the Company or its Subsidiaries which is reasonably expected to result, or does result in, damage to the business or reputation of the Company, its Subsidiaries or any of its current or former officers, directors, employees or shareholders. Notwithstanding anything to the contrary contained herein, nothing in this Agreement shall prohibit or restrict Executive from, truthfully and in good faith: (i) making any disclosure of information required by law; (ii) providing information to, or testifying or otherwise assisting in any investigation or proceeding brought by, any federal, state or local regulatory or law enforcement agency or legislative body, any self-regulatory organization, or the Executive’s designated legal, compliance or human resources officers; or (iii) filing, testifying, participating in or otherwise assisting in a proceeding relating to an alleged violation of any federal, state or municipal law relating to fraud, or any rule or regulation of the Securities and Exchange Commission or any self-regulatory organization.

20.       Counterparts. This Agreement may be executed in any number of counterparts, each of which when so executed and delivered shall be taken to be an original; but such counterparts shall together constitute one and the same document.

[signature page follows]

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IN WITNESS WHEREOF, the patties have executed this Agreement effective on the Effective Date.

THE ONE GROUP HOSPITALITY, INC.

By:	/s/ Jonathan Segal
Name: Jonathan Segal
Title: Chief Executive Officer

EMANUEL HILARIO

/s/ Emanuel Hilario

[Signature Page to Emanuel Hilario Employment Agreement]

Exhibit A – Release

1.       Executive, individually and on behalf of his heirs and assigns, hereby releases, waives and discharges Company, and all subsidiary, parent or affiliated companies and corporations, and their present, former or future respective subsidiary, parent or affiliated companies or corporations, and their respective present or former directors, officers, shareholders, trustees, managers, supervisors, employees, partners, attorneys, agents, representatives and insurers, and the respective successors, heirs and assigns of any of the above described persons or entities (hereinafter referred to collectively as “Released Parties”), from any and all claims, causes of action, losses, damages, costs, and liabilities of every kind and character, whether known or unknown (“Claims”), that Executive may have or claim to have, in any way relating to or arising out of, in whole or in part, (a) any event or act of omission or commission occurring on or before the Termination Date, including Claims arising by reason of the continued effects of any such events or acts, which occurred on or before the Termination Date, or (b) Executive’s employment with Company or the termination of such employment with Company, including but not limited to Claims arising under federal, state, or local laws prohibiting disability, handicap, age, sex, race, national origin, religion, retaliation, or any other form of discrimination, such as the Americans with Disabilities Act, 42 U.S.C.§§ 12101 et seq.; the Age Discrimination in Employment Act, as amended, 29 U.S.C. §§ 621 et seq.; and Title VII of the 1964 Civil Rights Act, as amended, 42 U.S.C. §§ 2000e et seq.; Claims for intentional infliction of emotional distress, tortious interference with contract or prospective advantage, and other tort claims; and Claims for breach of express or implied contract; with the exception of Employee’s capacity as a shareholder of the Company as well as vested rights, if any, under Company retirement plans. Executive hereby warrants that he has not assigned or transferred to any person any portion of any claim that is released, waived and discharged above. Executive understands and agrees that by signing this Agreement he is giving up his right to bring any legal claim against any Released Party concerning, directly or indirectly, Executive’s employment relationship with the Company, including his separation from employment, and/or any and all contracts between Executive and Company, express or implied. Executive agrees that this legal release is intended to be interpreted in the broadest possible manner in favor of the Released Parties, to include all actual or potential legal claims that Executive may have against any Released Party, except as specifically provided otherwise in this Agreement. This release does not cover Claims relating to the validity or enforcement of this Agreement. Further, Executive has not released any claim for indemnity or legal defense available to him due to his service as a board member, officer or director of the Company, as provided by the certificate of incorporation or bylaws of the Company, or by any applicable insurance policy, or under any applicable corporate law.

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2.       Executive agrees and acknowledges that he: (i) understands the language used in this Agreement and the Agreement’s legal effect; (ii) understands that by signing this Agreement he is giving up the right to sue the Company for age discrimination; (iii) will receive compensation under this Agreement to which he would not have been entitled without signing this Agreement; (iv) has been advised by Company to consult with an attorney before signing this Agreement; and (v) was given no less than twenty-one days to consider whether to sign this Agreement. For a period of seven days after the effective date of this Agreement, Executive may, in his sole discretion, rescind this Agreement, by delivering a written notice of rescission to the Board. If Executive rescinds this Agreement within seven calendar days after the effective date, this Agreement shall be void, all actions taken pursuant to this Agreement shall be reversed, and neither this Agreement nor the fact of or circumstances surrounding its execution shall be admissible for any purpose whatsoever in any proceeding between the parties, except in connection with a claim or defense involving the validity or effective rescission of this Agreement. If Executive does not rescind this Agreement within seven calendar days after the Effective Date, this Agreement shall become final and binding and shall be irrevocable.

3.       Capitalized terms not defined herein have the meaning specified in the Employment Agreement between the Company and the Executive dated October 30, 2017.

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